SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                  (Rule 13d-1)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No.1)

                              The WMF Group, Ltd.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    929289106
                               ------------------
                                 (CUSIP Number)

    Tami E. Nason, Esq.                  COPY TO:     Christopher A. Klem, Esq.
    Charlesbank Capital Partners, LLC                 Ropes & Gray
    600 Atlantic Avenue                               One International Place
    Boston, MA  02210                                 Boston, MA  02110
    (617) 619-5400                                    (617) 951-7410
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                September 4, 1998
             ------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


                                Page 1 of 4 Pages

                              SCHEDULE 13D
|-----------------------|                         |--------------------------|
|CUSIP No. 929289106    |                         |    Page 2 of 4 Pages     |
|-----------------------|                         |--------------------------|

|----------------------------------------------------------------------------|
|    1    |  NAME OF REPORTING PERSON                                        |
|         |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               |
|         |    Charlesbank Capital Partners, LLC                             |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|    2    |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ] |
|         |                                                          (b) [ ] |
|---------|------------------------------------------------------------------|
|    3    |  SEC USE ONLY                                                    |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|    4    |  SOURCE OF FUNDS*                                                |
|         |    OO                                                            |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|    5    |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        |
|         |  PURSUANT TO ITEMS 2(d) OR 2(e)                              [ ] |
|---------|------------------------------------------------------------------|
|    6    |  CITIZENSHIP OR PLACE OF ORGANIZATION                            |
|         |    Massachusetts                                                 |
|         |                                                                  |
|----------------|-----|-----------------------------------------------------|
|                |  7  |   SOLE VOTING POWER                                 |
|                |     |     2,945,902 shares                                |
|   NUMBER OF    |-----|-----------------------------------------------------|
|     SHARES     |  8  |   SHARED VOTING POWER                               |
|  BENEFICIALLY  |     |     --                                              |
| OWNED BY EACH  |-----|-----------------------------------------------------|
|   REPORTING    |  9  |   SOLE DISPOSITIVE POWER                            |
|     PERSON     |     |     2,945,902 shares                                |
|      WITH      |-----|-----------------------------------------------------|
|                |  10 |   SHARED DISPOSITIVE POWER                          |
|                |     |     --                                              |
|----------------------------------------------------------------------------|
|   11    |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    |
|         |    2,945,902 shares                                              |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|   12    |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                   |
|         |  EXCLUDES CERTAIN SHARES*                                    [ ] |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|   13    |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              |
|         |    55.9%                                                         |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|   14    |  TYPE OF REPORTING PERSON*                                       |
|         |    OO                                                            |
|         |                                                                  |
|----------------------------------------------------------------------------|
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
                                  ------------

                               The WMF Group, Ltd.
                               -------------------

                                 Amendment No. 1
                                 ---------------

This Amendment No. 1 hereby amends the initial Schedule 13D filed on July 10, 1998.

Item 3. Source and Amount of Funds or Other Consideration.
        --------------------------------------------------

     Item 3 is amended by adding the following thereto:

     Beneficial ownership of a warrant to purchase 960,000 shares of Common Stock of the Issuer was acquired by Harvard Private Capital Holdings, Inc. ("HPCH"), an affiliate of Harvard, on September 4, 1998. Pursuant to the Existing Assets Managment Agreement, dated as of July 1, 1998 between Charlesbank, Harvard and certain individuals, Charlesbank may be deemed to have acquired beneficial ownership of the Common Stock of which HPCH is the direct beneficial owner.

Item 5. Interest in Securities of the Issuer.
        -------------------------------------

     Item 5, paragraph (a) is amended to read as follows:

     (a) Charlesbank is the beneficial owner of 2,945,902 shares of Common Stock (approximately 55.9% of the shares of Common Stock based upon the most recent filing of the Issuer with the Securities and Exchange Commission and including shares of Common Stock which Harvard and its affiliates have the right to acquire beneficial ownership of within 60 days).


                                Page 3 of 4 Pages

                                    Signature
                                    ---------


     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 23, 1998

CHARLESBANK CAPITAL PARTNERS, LLC



By: /s/ Michael Thonis
    ------------------
    Name: Michael Thonis
    Title: Authorized Signatory


                                Page 4 of 4 Pages